

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2018

Christopher Brown
Chief Executive Officer
Neutra Corp.
400 South 4th Street, Suite 500
Las Vegas, NV 89101

Re: Neutra Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 25, 2018
File No. 333-225072

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We acknowledge your response to prior comment 1 and your disclosures that there is a 4.99% beneficial ownership conversion limit. However, as previously noted, section 3.01 of the note does not appear to provide a mechanism for partial conversion as it only provides for the conversion of the "outstanding principal and interest due [thereunder]." In addition, Section 3.02 provides that in the event of conversion, the holder will surrender the note. Please explain how the promissory note permits the holder to convert on a partial basis.

2.   We acknowledge your response to prior comment 2. However, footnote 2 to your fee table continues to state that the registration statement covers additional shares of common stock that become issuable because of "any increase in the public float," as well as "anti-dilution provisions." Please revise the footnote to be consistent with Rule 416.

       You may contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert Sonfield